AI INCUBE INC.

(a Delaware corporation)

Audited Consolidated Financial Statements

For the calendar years ended December 31, 2021 and 2020



INDEPENDENT AUDITOR'S REPORT

March 28, 2022

To: Board of Directors, AI INCUBE INC.

Re: 2021-2020 Financial Statement Audit

We have audited the accompanying consolidated financial statements of AI INCUBE INC. (a corporation organized in Delaware) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the consolidated related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

March 28, 2022

AI INCUBE INC.
Consolidated Balance Sheets
As of December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Assets		
Current assets		
Cash	$ 12,057	$ 27,566
Other current assets	7,257	3,267
Total current assets	19,314	30,833
Fixed assets, net	0	0
Intangible assets, net	2,040,700	1,405,920
Total assets	$ 2,060,014	$ 1,436,753
Liabilities and Shareholders' Deficit		
Current liabilities		
Accounts payable	$ 1,434	$ 62,549
Other current liabilities	324,835	72,458
Total current liabilities	326,269	135,007
EIDL loan payable	450,000	450,000
Convertible notes and accrued interest payable	2,024,000	1,285,018
Total liabilities	2,800,269	1,870,025
Common Stock	1,107,620	1,107,620
Preferred Stock	167,000	0
Accumulated deficit	(2,014,875)	(1,540,893)
Total shareholders' deficit	(740,255)	(433,272)
Total Liabilities and Shareholders' Deficit	$ 2,060,014	$ 1,436,753

AI INCUBE INC.
Consolidated Statements of Operations
Years Ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Revenues	$ 172,356	$ 521,796
Operating expenses		
Sales & marketing expenses	244,470	2,260
Salaries & wages expenses	81,669	69,562
General & administrative expenses	165,942	321,571
Total operating expenses	492,091	393,393
Operating income (loss)	(319,735)	128,403
Interest income (expense), net	(11,428)	(13,228)
Other income	67,148	16,407
Amortization (expense)	(732)	(182,444)
Depreciation (expense)	0	(333)
Income tax	(12,712)	(1,786)
Net loss	$ (277,459)	$ (52,981)

AI INCUBE INC.

Consolidated Statements of Shareholders' Equity (Deficit)

Years Ended December 31, 2021 and 2020

See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Preferred Stock	Accumulated Deficit	Total Shareholders' Deficit
Balances – January 1, 2020	**$ 1,107,620**	**$ 0**	**$ (1,490,038)**	**$ (382,418)**
Foreign currency translation adjustment			2,126	2,126
Net loss			(52,981)	(52,981)
Balances - December 31, 2020	**$ 1,107,620**	**$ 0**	**$ (1,540,893)**	**$ (433,272)**
Issuance of securities		167,000		167,000
Foreign currency translation adjustment			(196,523)	(196,523)
Net loss			(277,459)	(277,459)
Balances - December 31, 2021	**$ 1,107,620**	**$ 167,000**	**$ (2,014,875)**	**$ (740,255)**

AI INCUBE INC.
Consolidated Statements of Cash Flows
Years Ended December 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Cash Flows from Operations		
Net loss	$ (277,459)	$ (52,981)
Adjustments to net loss		
Add back: depreciation	0	333
Add back: amortization	732	182,444
Foreign currency translation	(196,523)	
Changes in assets and liabilities		
Other current assets	(3,990)	9,240
Accounts payable	(61,115)	(19,977)
Other current liabilities	252,377	43,242
Total Cash Flows from Operations	(285,978)	(26,856)
Cash Flows from Investments		
Intangible asset expenditures	(635,512)	(657,749)
Total Cash Flows from Investments	(635,512)	(657,749)
Cash Flows from Financing		
Proceeds (repayment) of EIDL loan	0	450,000
Proceeds from issuance of securities	167,000	
Proceeds of convertible notes, accrued interest	738,982	67,432
Total Cash Flows from Financing	905,982	519,558
Total Cash Flows	(15,509)	24,110
Beginning Cash Balance	27,566	3,456
Ending Cash Balance	$ 12,507	$ 27,566

AI INCUBE INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2021 and 2020
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

AI INCUBE INC. and subsidiary (collectively, "the Company") is a corporation organized under the laws of the State of Delaware on July 14, 2009. The company develops and offers customers a software platform for monitoring on-street situations in real-time at large scale.

The Company wholly-owns and operates a subsidiary in Israel and in Germany. The results of those subsidiaries have been consolidated with AI Incube, Inc.

Since inception, the Company relied on raising convertible notes, issuances of equity and operations to fund its business. As is common among growth-stage startups, the Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2021 and 2020, the Company had $12,507 and 27,566 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is

limited. The Company generally collects all service fees as a brokerage at the time the service is provided.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets
Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation and amortization is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company capitalizes certain development costs incurred in connection with its internal use software and website. These capitalized costs are primarily related to its performance tool that is hosted by the Company and accessed by its customers via a web application on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company maintained long-lived assets with a net book value of $1,499,819 and 1,405,920 as of December 31, 2021 and 2020, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.
- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-

than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from usage of the software platform are recognized as they are rendered. As of December 31, 2021, there was not a material amount of monies collected for which services had not yet been performed.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company does record current tax expense for the income taxes paid in Germany by AI Incube GmbH.

NOTE 4 – SHARE CAPITAL

Common Stock
The Company has issued common and preferred stock. Only three shareholders hold more than 5 percent of the outstanding common stock on a fully diluted basis.

In 2021, the Company issued 45,101 shares of preferred stock in a securities offering exempt under Regulation D.

NOTE 5 –DEBT

Long-Term Liabilities
The Company has issued approximately $2,024,000 of convertible notes and accrued but unpaid interest as of December 31, 2021. The convertible notes bear interest at varying rates have various valuation caps upon conversion and a 20 percent discount rate.

Wefunder Loans
The Company conducted a Regulation CF securities campaign and issued convertible notes totaling approximately $1mm.

EIDL Loans
The Company was granted a loan from the Small Business Administration ("SBA") in the amount of $450,000 pursuant to the Economic Injury Disaster Loan ("EIDL") program in 2020. The EIDL, established as part of the Coronavirus Aid, Relief and Economic Security Act was enacted March 27, 2020. The loan bears interest at a rate of 3.75 percent per annum and is payable over 30 years.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company is not aware of any related party transactions outside the normal course of its business.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2009. The Company has an accumulated loss since inception. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is still issuing securities in an offering exempt from registration under Regulation CF. The securities offering is listed with a duly licensed Regulation CF funding portal (or its affiliates) and they receive compensation for the listing commensurate with its standard terms.

Management's Evaluation
Management has evaluated subsequent events through March 28, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.